UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Orbitz Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68557K109

(CUSIP Number)

Eric J. Bock

Executive Vice President, Chief Administrative Officer and Chief Legal Officer

Travelport Limited

300 Galleria Parkway

Atlanta, GA 30339

(770) 563-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

CUSIP No. 68557K109	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS TDS Investor (Luxembourg) S.à.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,540,976 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,540,976 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,540,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.43%*
14	TYPE OF REPORTING PERSON* OO

* Based on 109,246,526 shares of Common Stock outstanding as of May 1, 2014.

CUSIP No. 68557K109	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Waltonville Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,540,976 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,540,976 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,540,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.43%*
14	TYPE OF REPORTING PERSON* OO

* Based on 109,246,526 shares of Common Stock outstanding as of May 1, 2014.

CUSIP No. 68557K109	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Travelport Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,540,976 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,540,976 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,540,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.43%*
14	TYPE OF REPORTING PERSON* OO

* Based on 109,246,526 shares of Common Stock outstanding as of May 1, 2014.

CUSIP No. 68557K109	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Travelport Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,540,976 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,540,976 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,540,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.43%*
14	TYPE OF REPORTING PERSON* OO

* Based on 109,246,526 shares of Common Stock outstanding as of May 1, 2014.

CUSIP No. 68557K109	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Travelport Worldwide Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,540,976 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,540,976 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,540,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.43%*
14	TYPE OF REPORTING PERSON* OO

* Based on 109,246,526 shares of Common Stock outstanding as of May 1, 2014.

Page 7 of 12 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (the “Original Filing”), filed on January 28, 2010 by certain of the Reporting Persons identified in Item 2 below, as amended and supplemented by Amendment No. 1 (“Amendment No. 1” and, the Original Filing as amended and supplemented by Amendment No. 1, the “Schedule 13D”), filed on April 25, 2013 by the Reporting Persons identified in Item 2 below, in respect of the common stock, par value $0.01 per share (“Common Stock”), of Orbitz Worldwide, Inc. (the “Issuer”). This Amendment is being filed (i) to provide revised information with respect to the identity and background of the Reporting Persons, (ii) to update the percent of the class of Common Stock beneficially owned by the Reporting Persons as a result of (x) dilution due to equity issuances by the Issuer in connection with the Issuer’s equity compensation plans and (y) the delivery of Common Stock by the Reporting Persons to certain members of management and (iii) to report the entry into an underwriting agreement by certain of the Reporting Persons related to the Common Stock of the Issuer.

This Amendment is being filed jointly by TDS Investor (Luxembourg) S.à.r.l. (“Luxco”), Waltonville Limited (“Waltonville”), Travelport Limited (“Travelport”), Travelport Holdings Limited (“Holdings”) and Travelport Worldwide Limited (“Worldwide” and, together with Luxco, Waltonville, Travelport and Holdings, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of the Statement is attached as Exhibit 99.1 to Amendment No. 1. Neither the present filing nor anything contained herein nor in the Schedule 13D shall be construed as an admission that the Reporting Persons constitute a “group” for any purposes, and the Reporting Persons do not affirm the existence of a group.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) and (c)

TDS Investor (Luxembourg) S.à.r.l.

TDS Investor (Luxembourg) S.à.r.l. is a Luxembourg limited liability company. The principal business of Luxco is to act as a holding company. The principal business address of Luxco, which also serves as its principal office, is 2-4 rue Eugène Ruppert, L-2435 Luxembourg.

Luxco is controlled and managed by a board of managers. Luxco has no executive officers. The name and present principal occupation or employment of each manager of Luxco is as follows:

Name	Principal Occupation or Employment
John Sutherland	Independent corporate director
Tony Whiteman	Independent corporate director
Rochelle J. Boas	Senior Vice President and Corporate Secretary of Travelport
Timothy Hampton	Group Vice President, Head of Tax of Travelport

The business address for each manager of Luxco is 2-4 rue Eugène Ruppert, L-2435 Luxembourg.

Waltonville Limited is the sole member of Luxco.

Waltonville Limited

Waltonville Limited is a Gibraltar corporation. The principal business of Waltonville is to act as a holding company. The principal business address of Waltonville, which also serves as its principal office, is 57/63 Line Wall Road, Gibraltar.

Page 8 of 12 Pages

Waltonville is controlled and managed by a board of directors. Waltonville has no executive officers. The name and present principal occupation or employment of each director of Waltonville is as follows:

Name	Principal Occupation or Employment
Michael Castiel	Independent Corporate Director
Timothy Hampton	Group Vice President, Head of Tax of Travelport
Kristina Howell	Vice President, Tax of Travelport

The business address for each director and executive officer of Waltonville is 57/63 Line Wall Road, Gibraltar.

Travelport is the sole shareholder of Waltonville.

Travelport Limited

Travelport Limited is a Bermuda exempted company. The principal business of Travelport is the operation of a travel commerce marketplace providing distribution, technology, payment and other solutions for the global travel and tourism industry. The principal business address of Travelport, which also serves as its principal office, is 300 Galleria Parkway Atlanta, GA 30339.

The name and position with Travelport and present principal occupation or employment of each director and executive officer of Travelport is as follows:

Name	Position with Travelport	Principal Occupation or Employment
Gordon A. Wilson	President and Chief Executive Officer; Director	President and Chief Executive Officer of Travelport
Eric J. Bock	Executive Vice President, Chief Legal Officer and Chief Administrative Officer	Executive Vice President, Chief Legal Officer and Chief Administrative Officer of Travelport
Philip Emery	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Travelport
Kurt Ekert	Executive Vice President and Chief Commercial Officer	Executive Vice President and Chief Commercial Officer of Travelport
Gregory Blank	Director	Principal at The Blackstone Group
Douglas M. Steenland	Director	Independent Corporate Director
Gavin R. Baiera	Director	Managing Director at Angelo, Gordon & Co., L.P.
Scott McCarty	Director	Partner of Q Investments

The business address for each director and executive officer of Travelport is c/o Travelport Limited, 300 Galleria Parkway Atlanta, GA 30339.

Holdings is the sole shareholder of Travelport.

Travelport Holdings Limited

Travelport Holdings Limited is a Bermuda exempted company. The principal business of Holdings is to act as a holding company. The principal business address of Holdings, which also serves as its principal office, is c/o Travelport Limited, 300 Galleria Parkway, Atlanta GA 30339.

The name and position with Holdings and present principal occupation or employment of each director and executive officer of Holdings is as follows:

Page 9 of 12 Pages

Name	Position with Holdings	Principal Occupation or Employment
Gordon A. Wilson	President and Chief Executive Officer; Director	President and Chief Executive Officer of Travelport
Eric J. Bock	Executive Vice President, Chief Legal Officer and Chief Administrative Officer	Executive Vice President, Chief Legal Officer and Chief Administrative Officer of Travelport
Philip Emery	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Travelport
Kurt Ekert	Executive Vice President and Chief Commercial Officer	Executive Vice President and Chief Commercial Officer of Travelport
Gregory Blank	Director	Principal at The Blackstone Group
Douglas M. Steenland	Director	Independent Corporate Director
Gavin R. Baiera	Director	Managing Director at Angelo, Gordon & Co., L.P.
Scott McCarty	Director	Partner of Q Investments

The business address for each director and executive officer of Holdings is c/o Travelport Holdings Limited, c/o Travelport Limited, 300 Galleria Parkway, Atlanta, GA 30339.

Worldwide is the sole shareholder of Holdings.

Travelport Worldwide Limited

Travelport Worldwide Limited is a Bermuda exempted company. The principal business of Wordwide is to act as a holding company. The principal business address of Worldwide, which also serves as its principal office, is c/o Travelport Limited, 300 Galleria Parkway, Atlanta, GA 30339.

The name and position with Worldwide and present principal occupation or employment of each director and executive officer of Worldwide is as follows:

Name	Position with Holdings	Principal Occupation or Employment
Gordon A. Wilson	President and Chief Executive Officer; Director	President and Chief Executive Officer of Travelport
Eric J. Bock	Executive Vice President, Chief Legal Officer and Chief Administrative Officer	Executive Vice President, Chief Legal Officer and Chief Administrative Officer of Travelport
Philip Emery	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Travelport
Kurt Ekert	Executive Vice President and Chief Commercial Officer	Executive Vice President and Chief Commercial Officer of Travelport
Gregory Blank	Director	Principal at The Blackstone Group
Douglas M. Steenland	Director	Independent Corporate Director
Gavin R. Baiera	Director	Managing Director at Angelo, Gordon & Co., L.P.
Scott McCarty	Director	Partner of Q Investments

The business address for each director and executive officer of Worldwide is c/o Travelport Worldwide Limited, c/o Travelport Limited, 300 Galleria Parkway, Atlanta, GA 30339.

(d)        During the last five years, to the best knowledge of the Reporting Persons after due inquiry, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Page 10 of 12 Pages

(e)        During the last five years, to the best knowledge of the Reporting Persons after due inquiry, none of the persons identified in this Item 2 has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)        Each natural person identified in this Item 2 is a citizen of the United States, with the following exceptions: Gordon Wilson, Philip Emery and Timothy Hampton are United Kingdom citizens; John Sutherland and Tony Whiteman are Luxembourg citizens; and Michael Castiel is a Gibraltar citizen.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add:

On May 22, 2014, Luxco entered into an underwriting agreement (the “Underwriting Agreement”) with Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters (the “Underwriters”) named therein, and the Issuer. Pursuant to the Underwriting Agreement, Luxco has agreed to sell, subject to the representations, warranties and closing conditions contained therein, 7,500,000 shares of Common Stock to the Underwriters. In addition, Luxco has agreed to sell to the Underwriters, at the option of the Underwriters, up to 1,125,000 additional shares of Common Stock. The Reporting Persons have been advised by the Issuer that the Underwriting Agreement will be filed by the Issuer as an exhibit to a Current Report on Form 8-K.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)        As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding shares of Common Stock set forth below:

Reporting Person	Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Outstanding Common Stock(1)
Luxco	48,540,976		44.43%
Waltonville	48,540,976	(2)	44.43%
Travelport	48,540,976	(2)	44.43%
Holdings	48,540,976	(2)	44.43%
Worldwide	48,540,976	(2)	44.43%

(1)	Calculated based on 109,246,526 shares of Common Stock outstanding as of May 1, 2014.

(2)	By virtue of the relationships reported in Item 2 and pursuant to Rule 13d-3 under the Act, each of such Reporting Persons may be deemed to indirectly beneficially own the 48,540,976 shares of Common Stock beneficially owned by Luxco.

(b)        By virtue of the relationships reported in Item 2 and pursuant to Rule 13d-3 under the Act, each of Luxco, Waltonville, Travelport, Holdings and Worldwide may be deemed to have shared voting and dispositive power with respect to 48,540,976 shares of Common Stock.

Page 11 of 12 Pages

(c)        Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)        Except as set forth in Item 6 below, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock of the Issuer reported on this Schedule 13D.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add:

On May 22, 2014, Luxco entered into the Underwriting Agreement. The Reporting Persons have been advised by the Issuer that the Underwriting Agreement will be filed by the Issuer as an exhibit to a Current Report on Form 8-K.

Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2014

TDS INVESTOR (LUXEMBOURG) S.À.R.L.

By:	/s/ Rochelle Boas
Name: Rochelle Boas
Title: Manager

WALTONVILLE LIMITED

By:	/s/ Kristina Howell
Name: Kristina Howell
Title: Director

TRAVELPORT LIMITED

By:	/s/ Rochelle Boas
Name: Rochelle Boas
Title: Senior Vice President and Assistant Secretary

TRAVELPORT HOLDINGS LIMITED

By:	/s/ Rochelle Boas
Name: Rochelle Boas
Title: Senior Vice President and Assistant Secretary

TRAVELPORT WORLDWIDE LIMITED

By:	/s/ Rochelle Boas
Name: Rochelle Boas
Title: Senior Vice President and Assistant Secretary